UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Advanced Micro Devices, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

007903107

(CUSIP Number)

Mubadala Investment Company PJSC
Attention: Andre C. Namphy
P.O. Box 45005
Abu Dhabi
United Arab Emirates
+971 2 413 0000

Copies to:

Chris Forrester, Esq.
Shearman & Sterling LLP
1460 El Camino Real, 2nd Floor
Menlo Park, CA 94025
(650) 838-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 109,906,166
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 109,909,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,909,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________
1  The calculation of the percentage of the class owned by the Reporting Persons is based on 1,044,343,988 shares of common stock of the issuer deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as of April 27, 2018, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on May 3, 2018, which was 969,343,988 shares, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016, which warrants are exercisable with respect to 75,000,000 shares within 60 days of this Amendment No. 10.  Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Development Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 109,906,166
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 109,909,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,909,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________
1  The calculation of the percentage of the class owned by the Reporting Persons is based on 1,044,343,988 shares of common stock of the issuer deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as of April 27, 2018, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on May 3, 2018, which was 969,343,988 shares, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016, which warrants are exercisable with respect to 75,000,000 shares within 60 days of this Amendment No. 10.  Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 109,906,166
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 109,909,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,909,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

_______________
1  The calculation of the percentage of the class owned by the Reporting Persons is based on 1,044,343,988 shares of common stock of the issuer deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as of April 27, 2018, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on May 3, 2018, which was 969,343,988 shares, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016, which warrants are exercisable with respect to 75,000,000 shares within 60 days of this Amendment No. 10.  Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech G.P., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 109,906,166
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 109,909,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,909,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________
1 The calculation of the percentage of the class owned by the Reporting Persons is based on 1,044,343,988 shares of common stock of the issuer deemed to be outstanding pursuant to Rule 13d-3(d)(1), using the number of shares outstanding as of April 27, 2018, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on May 3, 2018, which was 969,343,988 shares, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016, which warrants are exercisable with respect to 75,000,000 shares within 60 days of this Amendment No. 10. Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

This Amendment No. 10 amends and supplements the Statement on Schedule 13D originally filed by Mubadala Development Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala Development Company”), West Coast Hitech L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Holder”), and West Coast Hitech G.P., Ltd., a general partnership organized under the laws of the Cayman Islands (each a “Reporting Person” and together with Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi and wholly owned by the Government of Abu Dhabi (which was added as a Reporting Person in Amendment No. 8 to the Statement of Schedule 13D filed on July 1, 2017), the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on October 16, 2008, as amended prior to the date hereof (the “Original Report”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Advanced Micro Devices, Inc. (the “Issuer”, or “AMD”), with its principal executive offices located at One AMD Place, Sunnyvale, CA 94088-3453.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Report.  The Original Report, as amended by this Amendment No. 10, is hereinafter referred to as the “Schedule 13D.”

The purpose of this Amendment No. 10 is to update Item 4 to reflect the disposition of shares of Common Stock.

Item 4.                 Purpose of Transaction.

The response set forth in Item 4 of the Original Report is hereby amended to add the following immediately after the final paragraph of such response:

On July 30, 2018, the Reporting Persons sold an aggregate of 22,000,000 shares of Common Stock to Credit Suisse Securities (USA) LLC (“Buyer”) at a price of $19.325 per share, for a total purchase price of $425,150,000, in a block trade transaction pursuant to an exemption from the registration requirements under the Securities Act of 1933.

In connection with such sale, Holder and Buyer entered into a Lock Up Agreement, dated July 30, 2018 (the “Lock Up Agreement”), pursuant to which Holder agreed that it will not, subject to certain exceptions, for a period of sixty (60) days after the date of the Lock Up Agreement, without the prior written consent of Buyer, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, contract to dispose of, or enter into any transaction having the economic consequences of a disposition, (i) Common Stock of the Issuer or (ii) any securities convertible into or exercisable or exchangeable for such Common Stock, or publicly announce an intention to effect any such transaction. The foregoing description of the Lock Up Agreement is not complete and is qualified in its entirety by the Lock Up Agreement, a copy of which is attached hereto as Exhibit 99.14 and incorporated herein by reference.

In connection with such sale, Holder and Buyer also entered into a Side Letter Agreement, dated July 30, 2018 (the “Side Letter”), pursuant to which Buyer agreed that it would not resell the Block Trade Shares in a manner inconsistent with the provisos to Section 9.06 of the Agreement, as amended by Agreement Amendment No. 2. The foregoing description of the Side Letter is not complete and is qualified in its entirety by the Side Letter, a copy of which is attached hereto as Exhibit 99.15 and incorporated herein by reference.

Item 7.                 Materials to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1
Power of Attorney, dated July 5, 2017, relating to Mubadala Investment Company PJSC (incorporated by reference from Exhibit 99.1 to Amendment No. 8 to Schedule 13D filed by the Reporting Persons on July 1, 2017).

99.2
Power of Attorney, dated March 1, 2017, relating to Mubadala Development Company PJSC (incorporated by reference from Exhibit 99.1 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.3
Power of Attorney, dated March 1, 2017, relating to West Coast Hitech G.P., Ltd. (incorporated by reference from Exhibit 99.2 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.4	Agreement of Joint Filing dated July 5, 2017 (incorporated by reference from Exhibit 99.1 to Amendment No. 8 to Schedule 13D filed by the Reporting Persons on March 6, 2017).
99.5
Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on October 16, 2008).

99.6
Amendment to Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on December 5, 2008).

99.7	Warrant to Purchase 35,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 4.1 to AMD’s Registration Statement on Form S-3, filed on March 2, 2009).
99.8
Amendment No. 2 to Master Transaction Agreement, among Advanced Micro Devices, Inc., Mubadala Technology Investments LLC, and West Coast Hitech L.P., dated August 30, 2016 (incorporated by reference from Exhibit 99.7 to Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on September 2, 2016).

99.9	Warrant to Purchase 75,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on August 31, 2016).
99.10
Lock Up Agreement, dated March 2, 2017, by and between West Coast Hitech L.P. and Goldman Sachs & Co. (incorporated by reference from Exhibit 99.9 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.11
Side Letter Agreement, dated March 2, 2017, by and between West Coast Hitech L.P. and Goldman Sachs & Co. (incorporated by reference from Exhibit 99.10 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.12
Lock Up Agreement, dated August 4, 2017, by and between West Coast Hitech L.P. and Morgan Stanley & Co. LLC. (incorporated by reference from Exhibit 99.12 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on August 4, 2017).

99.13
Side Letter Agreement, dated August 4, 2017, by and between West Coast Hitech L.P. and Morgan Stanley & Co. LLC. (incorporated by reference from Exhibit 99.13 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on August 4, 2017).

99.14	Lock Up Agreement, dated July 30, 2018, by and between West Coast Hitech L.P. and Credit Suisse Securities (USA) LLC.
99.15	Side Letter Agreement, dated July 30, 2018, by and between West Coast Hitech L.P. and Credit Suisse Securities (USA) LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2018

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

MUBADALA DEVELOPMENT COMPANY PJSC

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

WEST COAST HITECH L.P. by its general partner, WEST COAST HITECH G.P., LTD.

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

WEST COAST HITECH G.P., LTD.

By:	/s/ Andre C. Namphy
	Name:	Andre C. Namphy
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1
Power of Attorney, dated July 5, 2017, relating to Mubadala Investment Company PJSC (incorporated by reference from Exhibit 99.1 to Amendment No. 8 to Schedule 13D filed by the Reporting Persons on July 1, 2017).

99.2
Power of Attorney, dated March 1, 2017, relating to Mubadala Development Company PJSC (incorporated by reference from Exhibit 99.1 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.3
Power of Attorney, dated March 1, 2017, relating to West Coast Hitech G.P., Ltd. (incorporated by reference from Exhibit 99.2 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.4	Agreement of Joint Filing dated July 5, 2017 (incorporated by reference from Exhibit 99.1 to Amendment No. 8 to Schedule 13D filed by the Reporting Persons on March 6, 2017).
99.5
Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on October 16, 2008).

99.6
Amendment to Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on December 5, 2008).

99.7	Warrant to Purchase 35,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 4.1 to AMD’s Registration Statement on Form S-3, filed on March 2, 2009).
99.8
Amendment No. 2 to Master Transaction Agreement, among Advanced Micro Devices, Inc., Mubadala Technology Investments LLC, and West Coast Hitech L.P., dated August 30, 2016 (incorporated by reference from Exhibit 99.7 to Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on September 2, 2016).

99.9	Warrant to Purchase 75,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on August 31, 2016).
99.10
Lock Up Agreement, dated March 2, 2017, by and between West Coast Hitech L.P. and Goldman Sachs & Co. (incorporated by reference from Exhibit 99.9 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.11
Side Letter Agreement, dated March 2, 2017, by and between West Coast Hitech L.P. and Goldman Sachs & Co. (incorporated by reference from Exhibit 99.10 to Amendment No. 7 to the Schedule 13D filed by the Reporting Persons on March 6, 2017).

99.12
Lock Up Agreement, dated August 4, 2017, by and between West Coast Hitech L.P. and Morgan Stanley & Co. LLC. (incorporated by reference from Exhibit 99.12 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on August 4, 2017).

99.13
Side Letter Agreement, dated August 4, 2017, by and between West Coast Hitech L.P. and Morgan Stanley & Co. LLC. (incorporated by reference from Exhibit 99.13 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on August 4, 2017).

99.14	Lock Up Agreement, dated July 30, 2018, by and between West Coast Hitech L.P. and Credit Suisse Securities (USA) LLC.
99.15	Side Letter Agreement, dated July 30, 2018, by and between West Coast Hitech L.P. and Credit Suisse Securities (USA) LLC.